UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER: 000-27372

StockerYale, Inc. / NASDAQ Stock Market LLC
(Exact name of Issuer as specified in its charger, and name of Exchange where security is listed and/or registered)

32 Hampshire Road, Salem, NH 03079 (603) 893-8778
(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, $0.001 par value
(Description of class of securities)

Pleae place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17CFR 240.12d2-2(a)(1)

☐	17CFR 240.12d2-2(a)(2)

☐	17CFR 240.12d2-2(a)(3)

☐	17CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CF$ 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒
Purxuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-s(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, STOCKERYALE, INC. certifies that is has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

April 16, 2009	By:	/s/ Mark W. Blodgett	President and CEO
Date		Name	Title

1  Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.